UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister:

☒	Merger

☐	Liquidation

☐	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Transamerica Partners Funds Group II (the “Registrant”)

3.	Securities and Exchange Commission File No.: 811-07495

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐    Initial Application        ☒    Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1801 California Street

Suite 5200

Denver, CO 80202

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Ms. Tané Tyler

Transamerica Asset Management, Inc.

1801 California Street

Suite 5200

Denver, CO 80202

Office: (720) 493-4256

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Investment Company Act of 1940, as amended (the “Act”):

Transamerica Asset Management, Inc. (“TAM”)

1801 California St., Suite 5200

Denver, CO 80202

State Street Bank and Trust Company (“SSB”)

225 Franklin Street

Boston, MA 02110

TAM, the administrator for the Registrant and its series, is responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act. TAM has delegated certain recordkeeping functions and responsibilities to SSB, the sub-administrator for the Registrant and its series. SSB maintains and preserves fund records generated in connection with the performance of its duties as sub-administrator.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒    Open-end        ☐    Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Transamerica Asset Management, Inc.

1801 California Street, Suite 5200

Denver, CO 80202

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Transamerica Capital Inc.

1801 California Street, Suite 5200

Denver, CO 80202

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and addressees):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐    Yes        ☒    No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes        ☐    No

If Yes, state the date on which the board vote took place: July 14, 2016*

*	All mergers were approved by the board on this date, including the merger of Transamerica Partners Institutional Balanced. The board later approved the liquidation of this fund on June 7, 2017.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes        ☐    No

If Yes, state the date on which the shareholder vote took place:

For the mergers of Transamerica Partners Institutional High Yield Bond, Transamerica Partners Institutional International Equity, Transamerica Partners Institutional Small Growth, Transamerica Partners Institutional Small Value, Transamerica Partners Institutional Mid Growth, Transamerica Partners Institutional Mid Value, Transamerica Partners Institutional High Quality Bond, Transamerica Partners Institutional Inflation-Protected Securities, Transamerica Partners Institutional Large Growth and Transamerica Partners Institutional Large Value, the shareholder vote took place on February 10, 2017.

For the mergers of Transamerica Partners Institutional Large Core and Transamerica Partners Institutional Small Core, the shareholder vote took place on February 24, 2017.

For the merger of Transamerica Partners Institutional Core Bond, the shareholder vote took place on March 24, 2017.

For the mergers of Transamerica Partners Institutional Government Money Market, Transamerica Partners Institutional Stock Index, Transamerica Asset Allocation – Intermediate Horizon, Transamerica Asset Allocation – Intermediate/Long Horizon, Transamerica Asset Allocation – Long Horizon, Transamerica Asset Allocation – Short Horizon and Transamerica Asset Allocation – Short/Intermediate Horizon, the shareholder vote took place on April 20, 2017.

The liquidation on Transamerica Partners Institutional Balanced did not require shareholder approval under the Registrant’s Amended and Restated Declaration of Trust.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒    Yes        ☐    No

(a)	If Yes, list the date(s) on which the fund made those distributions:

Mergers of Transamerica Partners Institutional International Equity, Transamerica Partners Institutional Large Core, Transamerica Partners Institutional Large Growth, Transamerica Partners Institutional Mid Growth, Transamerica Partners Institutional Small Core and Transamerica Partners Institutional Small Growth – March 10, 2017.

Mergers of Transamerica Partners Institutional Core Bond, Transamerica Partners Institutional High Yield Bond and Transamerica Partners Institutional Mid Value – March 24, 2017.

Mergers of Transamerica Partners Institutional High Quality Bond, Transamerica Partners Institutional Inflation-Protected Securities, Transamerica Partners Institutional Small Value and Transamerica Partners Institutional Stock Index – April 21, 2017.

Merger of Transamerica Partners Institutional Large Value – May 5, 2017.

Mergers of Transamerica Asset Allocation – Intermediate/Long Horizon, Transamerica Asset Allocation – Long Horizon, Transamerica Asset Allocation – Intermediate Horizon, Transamerica Asset Allocation – Short/Intermediate Horizon and Transamerica Asset Allocation – Short Horizon – May 21, 2017.

Merger of Transamerica Partners Institutional Government Money Market – October 13, 2017.

(b)	Were the distributions made on the basis of net assets? ☒ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership? ☒ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐    Yes        ☒    No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐    Yes        ☐    No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒    Yes        ☐    No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐    Yes        ☒    No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐    Yes        ☒    No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐    Yes        ☐    No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐    Yes        ☒    No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$174,427.90

(ii)	Accounting expenses:	$100,297.38

(iii)	Other expenses (list and identify separately):

	Printing & Mailing	$245,233.55

	Regulatory Filings	$35,977.35

(iv)	Total expenses (sum of lines (i)-(iii) above):	$555,936.18

(b)	How were those expenses allocated?

The expenses incurred in connection with the reorganizations of the series of the Registrant were shared equally by Transamerica Asset Management, Inc., on the one hand, and, subject to certain limitations, the applicable series of the Registrant and the corresponding destination series of Transamerica Funds (and ultimately the shareholders of those funds), on the other. The expenses were allocated among the funds in accordance with a cost sharing methodology approved by the Boards of the Registrant and Transamerica Funds based on, among other factors, the expected benefits of the reorganizations to the relevant funds. The costs of liquidation Transamerica Partners Institutional Balanced were borne by Transamerica Asset Management, Inc.

(c)	Who paid those expenses?

Please see the response to 22(b).

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation? ☐ Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐    Yes        ☒    No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐    Yes        ☒    No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26. (a)	State the name of the fund surviving the Merger:

Registrant Series	Corresponding Destination Series*
Transamerica Partners Institutional Core Bond	Transamerica Intermediate Bond
Transamerica Partners Institutional Government Money Market	Transamerica Government Money Market
Transamerica Partners Institutional High Quality Bond	Transamerica High Quality Bond
Transamerica Partners Institutional Inflation-Protected Securities	Transamerica Inflation-Protected Securities
Transamerica Partners Institutional High Yield Bond	Transamerica High Yield Bond
Transamerica Partners Institutional International Equity	Transamerica International Equity
Transamerica Partners Institutional Large Core	Transamerica Large Core
Transamerica Partners Institutional Large Growth	Transamerica Large Growth
Transamerica Partners Institutional Large Value	Transamerica Large Value Opportunities
Transamerica Partners Institutional Mid Growth	Transamerica Mid Cap Growth
Transamerica Partners Institutional Mid Value	Transamerica Mid Cap Value Opportunities
Transamerica Partners Institutional Small Core	Transamerica Small Cap Core
Transamerica Partners Institutional Small Growth	Transamerica Small Cap Growth
Transamerica Partners Institutional Small Value	Transamerica Small Cap Value
Transamerica Partners Institutional Stock Index	Transamerica Stock Index
Transamerica Asset Allocation – Intermediate Horizon	Transamerica Asset Allocation Intermediate Horizon
Transamerica Asset Allocation – Intermediate/Long Horizon	Transamerica Asset Allocation Long Horizon
Transamerica Asset Allocation – Long Horizon	Transamerica Asset Allocation Long Horizon
Transamerica Asset Allocation – Short Horizon	Transamerica Asset Allocation Short Horizon
Transamerica Asset Allocation – Short/Intermediate Horizon	Transamerica Asset Allocation Intermediate Horizon

*	Each a series of Transamerica Funds.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

Transamerica Funds – Investment Company Act File Number: 811-04556

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(i)	For the mergers of Transamerica Partners Institutional Core Bond, Transamerica Partners Institutional Government Money Market, Transamerica Partners Institutional High Yield Bond, Transamerica Partners Institutional International Equity, Transamerica Partners Institutional Mid Growth, Transamerica Partners Institutional Mid Value, Transamerica Partners Institutional Small Core, Transamerica Partners Institutional Small Growth and Transamerica Partners Institutional Small Value – Form of Agreement and Plan of Reorganization filed as Exhibit A to the Proxy Statement/Prospectus; SEC Accession No. 0001193125-16-778061; Form N-14/A; Filed on November 28, 2017; Registrant – Transamerica Funds; Securities Act File Number 333-214087.

(ii)	For the mergers of Transamerica Partners Institutional High Quality Bond, Transamerica Partners Institutional Inflation-Protected Securities, Transamerica Partners Institutional Large Core, Transamerica Partners Institutional Large Growth, Transamerica Partners Institutional Large Value, Transamerica Partners Institutional Stock Index, Transamerica Asset Allocation – Long Horizon, Transamerica Asset Allocation – Intermediate/Long Horizon, Transamerica Asset Allocation – Intermediate Horizon, Transamerica Asset Allocation – Short/Intermediate Horizon and Transamerica Asset Allocation – Short Horizon – Forms of Agreements and Plans of Reorganization filed as Exhibits A and B to the Proxy Statement/Prospectus; SEC Accession No. 0001193125-16-779362; Form N-14/A; Filed on November 29, 2017; Registrant – Transamerica Funds; Securities Act File Number 333-214114.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not applicable.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Transamerica Partners Funds Group II, (ii) he is the President and Chief Executive Officer of Transamerica Partners Funds Group II, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

By:	/s/ Marijn P. Smit
Marijn P. Smit
President and Chief Executive Officer